EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (a)	Fee rate	Amount of Filing Fee (b)

Fees to Be Paid	$58,304,646.14	0.0001102	$6,425.17

Fees Previously Paid	—	—	—

Total Transaction Valuation	$58,304,646.14

Total Fees Due for Filing			$6,425.17

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$6,425.17

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $110.20 per $1,000,000 of the Transaction Valuation.